Exhibit 21.1
SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation

Centessa Pharmaceuticals (UK) Limited	England and Wales
ApcinteX Limited	England and Wales

Centessa Pharmaceuticals Holdings Inc.	Delaware
Centessa Biosciences, Inc.	Delaware
Centessa Pharmaceuticals, LLC.	Delaware